Via Facsimile and U.S. Mail
Mail Stop 4720

August 18, 2009

Jay M. Gellert
Health Net, Inc.
21650 Oxnard Street
Woodland Hills, CA 91367

Re: Health Net, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-12718

Dear Mr. Gellert:

We have reviewed your filing and have the following comment. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed April 8, 2009

Executive Compensation: Compensation Discussion and Analysis, page 21

1. We note your response to our prior comment 1 and advise you that Instruction 4 to Item 402(b) of Regulation S-K provides for relief regarding target levels of achievement with respect to specific performance-related factors or other factors or criteria which are confidential and would result in competitive harm for the registrant. You should apply the same standards in assessing your eligibility for this exclusion as you would when applying for confidential treatment under Securities Act Rule 406 or Exchange Act Rule 24b-2. In order to qualify under that standard the information must not only be confidential and competitively harmful but also not material for an investors understanding. Please be advised that the purpose of the CD&A is to provide the reader with all material information that is necessary for an understanding of the registrant's compensation policies and decisions regarding its named executive officers. Please refer to Instruction 1 to Item 402(b) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director